[GRAPHIC OMITTED]Grupo Financiero|Galicia
GRUPO FINANCIERO GALICIA S.A.
"Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering"
CUIT: 30-70496280-7


                             Autonomous City of Buenos Aires, February 05, 2009.

Comision Nacional de Valores (National Securities Commission)


                 Ref.: Notice of Shareholders' Meeting for the creation of a Negotiable Obligations' Program


Dear Sirs:

     We are writing to you in order to inform you that Grupo Financiero Galicia
S. A.'s Board of Directors held its meeting on February 4, 2009 and resolved to call for an Ordinary Shareholders' Meeting to be held on March 9, 2009 at 11:00 a.m. Said Meeting's purpose shall be to consider the creation of a Global Program for the issuance of Negotiable Obligations for a maximum outstanding face value of up to US$ 60,000,000 (sixty million US dollars) or the equivalent thereof in any other currency; as well as to delegate certain powers to the Board of Directors.

                                    Yours sincerely,




                                                      Pedro A. Richards
                                                      Managing Director